UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

□ Form C: Offering Statement
□ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
　　☑ Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

Name of issuer
Sensory Health Incorporated

Legal status of issuer

　　Form
　　Corporation

　　Jurisdiction of Incorporation/Organization
　　Texas

　　Date of organization
　　May 4, 2021

Physical address of issuer
1412 Kings Hwy, Dallas, TX 75208

Website of issuer
www.sensory.health

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary

008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$350,000.00

Deadline to reach the target offering amount
August 21, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (Inception to December 31, 2021)
Total Assets	$15,363	$12,691
Cash & Cash Equivalents	$5,802	$12,691
Accounts Receivable	$9,561	$0
Short-term Debt	$39,402	$13,484
Long-term Debt	$0	$0
Revenues/Sales	$9,561	$0
Cost of Goods Sold	$4,084	$0
Taxes Paid	$0	$0
Net Income	-$78,246	-$50,793

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 1, 2023

FORM C/A

Up to $350,000.00

Sensory Health Incorporated



Explanatory Note

Sensory Health Incorporated (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on December 22, 2022, in order to:

- Provide the Company's reviewed financials for the 2022 fiscal year,
- Extend the Offering deadline to August 21, 2023,
- Disclose additional capital contributions from Highwire Ventures LLC,
- Update the company's financial performance and product roadmap in the Company Summary,
- Update the Company's debt position within this Form C/A, and
- Update market opportunity and business model in the Pitch Deck.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Sensory Health Incorporated, a Texas Corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $350,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the

Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$350,000.00	$17,500.00	$332,500.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Company will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§

227.100 et seq. must file a report with the Commission annually and post the report on its website at www.sensory.health no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b of Regulation CF (§ 227.202(bby 1 being required to file reports under Section 13(a or Section 15(d of the Exchange Act of 1934, as amended, 2 filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3 filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4 the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 1, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING

AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.sensory.health

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Sensory Health Incorporated (the "Company") is a Texas Corporation, formed on May 4, 2021.

The Company is located at 1412 Kings Highway, Dallas, Texas 75208.

The Company's website is www.sensory.health.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Founded in 2021, Sensory Health is helping to build a network of sensory-friendly healthcare clinics for individuals with intellectual and developmental disabilities (IDD). Since people with IDD may be sensitive to their surroundings, the company aims to make healthcare more equitable by providing support for patients who may encounter difficulties accessing healthcare that should provide necessary comfort for individuals with sensory needs. In its effort to transform healthcare in this way, Sensory Health assists organizations in converting their medical settings into sensory-adapted environments through inexpensive adjustments such as white noise machines, adjustable LED lights, and fidget toys.

Moreover, to help ensure those with sensory processing difficulties can discover providers which meet their sensory needs, the company is developing an eDirectory of Sensory Health Certified providers. Sensory Health has utilized its expertise in IDD needs at healthcare clinics like Delta Dental Foundation, Orange Grove Center, and New York University, providing sensory training sessions, environment adaptation support, and process improvements for the clinics.

The Offering

Minimum amount of Crowd Notes being offered	$25,000.00 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Notes	$350,000.00 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$350,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 21, 2023
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement the "Business and Commercial Development Strategy" outlined in the investor deck provided in conjunction with this Agreement. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing the Business and Commercial Development Strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be

able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.

The financial services industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.

Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Ben Hudson who is the Co-Founder and CEO of the Company. The Company intends to enter into an agreement with Ben Hudson, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ben Hudson could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Ben Hudson, we do not have any key man life insurance policies on Ben Hudson.

We are dependent on Ben Hudson in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Ben Hudson dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our services and products is highly competitive.

We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a subscription-based stylist business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services and/or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We depend on a few major customers for a substantial portion of our net sales.

For example, during fiscal year ended 2022, Delta Dental Foundation accounted for 100% of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain disruptions, an inability to travel to our customers' locations, and an inability for patients to travel to healthcare provider locations, which may indirectly impact the demand for our products and services.

If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We may eventually be subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these future regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owner of 20% or more beneficially own up to 82.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, this owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the discount rate of the Crowd Note, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Notes of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Founded in 2021, Sensory Health is helping to build a network of sensory-friendly healthcare clinics for individuals with intellectual and developmental disabilities (IDD). Since people with IDD may be sensitive to their surroundings, the company aims to make healthcare more equitable by providing support for patients who may encounter difficulties accessing healthcare that should provide necessary comfort for individuals with sensory needs. In its effort to transform healthcare in this way, Sensory Health assists organizations in converting their medical settings into sensory-adapted environments through inexpensive adjustments such as white noise machines, adjustable LED lights, and fidget toys.

Moreover, to help ensure those with sensory processing difficulties can discover providers which meet their sensory needs, the company is developing an eDirectory of Sensory Health Certified providers. Sensory Health has utilized its expertise in IDD needs at healthcare clinics like Delta

Dental Foundation, Orange Grove Center, and New York University, providing sensory training sessions, environment adaptation support, and process improvements for the clinics.

Business Plan

Sensory Health plans to help improve equity in healthcare for individuals with sensory processing differences. Our business is designed to work directly with healthcare providers, delivering sensory-informed trainings, assessing the clinical environment, installing environmental interventions, and helping to improve patient experience through integration of sensory information into patient records. We also develop pre- and post-appointment materials designed to better prepare patients. We anticipate to roll out a certification program, in which we plan to label clinics who work with us as "Sensory Health Certified" and list them on our online provider directory. Our revenue model is split into two primary types: one-time and recurring. One-time costs are the initial certification and training, as well as the physical adjustments to the clinical space. Recurring costs are annual certification fees, as well as a monthly fee for listing on our directory. A detailed breakdown of our pricing model is seen as follows:

One-Time Revenue:

Sensory-Integrated Training	$100 / attendee
Clinic Materials (Social Stories, etc.)	$750
Environmental Analysis and Recommendations	$1,500
Sensory Equipment	$750
Patient Record Integration	$1,000

Recurring Revenue:

Directory Listing*	$75 / month
Annual Re-certification	$1,000 / year
Materials Updates	$250 / year

Fees are based on a per location basis

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Environmental Adaptation	Assessing, planning, and installing sensory-adapted environments in medical spaces.	Healthcare offices in the U.S.
Provider Training and Certification	Delivering sensory-informed training to providers to help	Healthcare offices in the U.S.

	build confidence in working with sensory needs patients.	

We are developing our online directory platform, which sensory-adapted certified clinics can be listed for a monthly fee. This platform plans to help enable patients and caretakers to book appointments with the confidence that their chosen provider understands the sensory needs of the patient and is prepared to support those needs. The Offering proceeds are meant to address this inequity .

On a longer timeline, we are planning to build an environmental assessment tool that can provide recommendations to users based on desired space usage and sensory triggers.

We perform on-site installations of sensory equipment. All other work (training, materials development, etc.) is performed remotely.

Competition

Sensory Health believes it is one of a few companies to proactively create sensory-adapted environments within healthcare while offering the necessary training for staff to support patients with sensory needs. Along with the development of its online directory, Sensory Health plans to design a unique platform that aims to increase equitable healthcare outcomes for those with sensory needs. While the Company believes creating sensory-adapted environments, providing training to clinic staff, and developing an online directory for patients and patient guardians is unique, the following competitors share a similar mission by providing resources to those with sensory needs: CertifiedAutismCenter.com, Star Institute, KultureCity, and Elemy.

Customer Base

Currently, the Company is contracted by the Delta Dental Foundation of Michigan to work with participating Federally Qualified Health Clinics ("FQHC") Dental clinics to become sensory friendly. We are beginning to expand our outreach to other dental providers.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Delta Dental Foundation	All services provided to participating Federally Qualified Health Clinics	100.0%

Intellectual Property

We do not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance

There has been a push within the government to prioritize inclusive healthcare for individuals with intellectual and developmental disabilities. The National Council on Disability noted in their 2022 Health Equity Framework for People with Disabilities that attention must be paid to the sensory impacts of healthcare clinics, as sensory triggers can be a significant barrier to care for IDD patients.[1]

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1412 Kings Highway, Dallas, Texas 75208.

The Company has the following additional addresses:

1151 W. Milham Avenue #2333, Portage, Michigan 49081-5091

The Company conducts business in the U.S.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

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[1] https://ncd.gov/sites/default/files/NCD_Health_Equity_Framework.pdf

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$17,500
Outstanding Liabilities	20.00%	$5,000	6.00%	$21,000
Working Capital	75.00%	$18,750	34.29%	$120,000
Inventory	0.00%	$0	2.14%	$7,500
Business Development	0.00%	$0	8.57%	$30,000
Software Development	0.00%	$0	10.00%	$35,000
Web Development	0.00%	$0	5.71%	$20,000
New Hires	0.00%	$0	28.29%	$99,000
Total	**100.00%**	**$25,000**	**100.00%**	**$350,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Material market changes or emerging partnership opportunities which the Company may believe present a better ROI on use of capital.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors & Officers

The directors, managers, and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name	Company Positions	Employment History for Past Three Years	Education & Qualifications
Ben Hudson	Director, CEO, President, and Secretary	Director and CEO at Sensory Health, May 2021 – Present; Leads the company's overall growth strategy, including product development and business development efforts. Senior Partner at Highwire Ventures, July 2020 – Present; Consulting small businesses and startups on business strategy, data and analytics, go-to-market strategy, and financial strategy. Special Projects Accounting Manager at STG Logistics, December 2018 – February 2021; Led financial integrations of companies acquired by STG Logistics	Bachelor of Science in Accounting from the University of Texas at Dallas Certified Public Accountant (CPA)
Barbara Vartanian	Director	Director at Sensory Health, January 2022 – Present; Providing general governance and strategic direction Director of Advocacy and Policy Initiatives at New York University, January 2022 – Present; Providing governance on the development of equitable healthcare programs for the Oral Health Center for People with Disabilities Executive Director at Project Accessible Oral Health, July 2018 – January 2022; Promoting equal access to oral healthcare for people with disabilities	Bachelor of Business Administration in Business Administration from Golden Gate University Associate of Arts in Business from FIDM
Lisa Genecov, MD	Director	Director at Sensory Health, January 2022 – Present; Providing general governance and strategic direction Counselor at her own private practice, January 2021 – Present; Counseling teens and their parents on attachment relationships, communication, and parenting	MD from University of Texas Medical School at San Antonio Master's in Counseling from Northwestern University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas and Michigan.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Erin Beal	Contractor	September 22, 2022	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	4,500
Voting Rights	One vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other material terms	N/A
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes have a provision to convert into preferred stock or a shadow series of preferred stock, which will have different rights than those of the Company's common stock.

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Attunement Solutions
Amount outstanding	$3,000
Interest rate and payment schedule	7.5% interest rate, compounded monthly beginning on May 31, 2022

The Company began monthly payments of $1,500 plus accrued interest on January 31, 2023; these will continue until the entire loan principal and accrued interest is paid off. Based on this payment schedule, the principal and accrued interest is expected to be paid off on May 31, 2023. |
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 31, 2023
Other material terms	N/A

Type of debt	Reimbursement for travel expenses
Name of creditor	Ben Hudson
Amount outstanding	$9,824.71
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Ben Hudson	62.2%
Highwire Ventures LLC	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021

Total Income	Taxable Income	Total Tax
$30.00	-$42,693	$0.00

Operations

The Company has been fully bootstrapped by its co-founder, Ben Hudson. Following the Offering, we should have enough liquidity to execute our business plan for 12 months. We intend to be profitable by Q4 2023. Our challenges are expanding the team enough to meet our sales goals, as the installation portion of our business requires on-site work. Additionally, we believe that hiring development talent will enable our online directory platform to begin generating revenue in early 2023.

The Company intends to achieve profitability in 2023 through the following initiatives:

- Expand network of partner clinics to 100 active clinics
- Roll out online directory in Q1 2023 to facilitate monthly fee program with certified clinics
- Establish partnerships with large insurance networks or vendors

No assurance can be given that the Company will be successful in these efforts.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $5,300 in cash on hand as of March 31, 2023, which will be augmented by the Offering proceeds and used to execute our business strategy.

Through March 2023, Highwire Ventures LLC has contributed an additional $34,500 in capital. The Company and Highwire Ventures have agreed that no additional equity or debt was issued or will be issued in connection with these capital contributions.

The founder and Highwire Ventures expect to fund operations as needed throughout this capital raise; additional equity may be issued should additional capital contributions be necessary.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $350,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 21, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $350,000 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$3.5 million

Discount
20%

Dividends
The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into capital stock of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your

Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of capital stock of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the

Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Transaction Type	Loan
Related Person	Ben Hudson
Relationship to the Company	CEO and Co-Founder
Total amount of money involved	$9,824.71
Benefits or compensation received by related person	Ongoing business operations
Benefits or compensation received by Company	Business development from CEO Ben Hudson
Description of the transaction	Ben Hudson incurred personal expenses related to business travel in 2021 and 2022. This amount is expected to be repaid at an undefined time in the future.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ben Hudson
(Signature)

Ben Hudson
(Name)

Co-Founder, CEO
(Title)

May 1, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck

EXHIBIT A

Financial Statements



Sensory Health Incorporated (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sensory Health Incorporated

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 26, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,802	12,691
Accounts Receivable	9,561	-
Total Current Assets	15,363	12,691
TOTAL ASSETS	15,363	12,691
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,577	8,159
Due to Founder	9,825	5,325
Total Current Liabilities	39,402	13,484
TOTAL LIABILITIES	39,402	13,484
EQUITY		
Common Stock	10	10
Additional Paid in Capital	104,990	49,990
Accumulated Deficit	(129,039)	(50,793)
Total Equity	(24,039)	(793)
TOTAL LIABILITIES AND EQUITY	15,363	12,691

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	9,561	-
Cost of Revenue	4,084	-
Gross Profit	5,477	-
Operating Expenses		
Advertising and Marketing	933	688
General and Administrative	83,065	50,136
Total Operating Expenses	83,998	50,823
Operating Income (loss)	(78,521)	(50,823)
Other Income		
Interest Income	275	30
Other	-	-
Total Other Income	275	30
Earnings Before Income Taxes	(78,246)	(50,793)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(78,246)	(50,793)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(78,246)	(50,793)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	21,418	8,159
Accrued Revenue	(1,500)	-
Due to Founder	4,500	5,325
Accounts Receivable	(8,061)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,357	13,484
Net Cash provided by (used in) Operating Activities	(61,888)	(37,309)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	50,000
Additional Paid in Capital	55,000	-
Net Cash provided by (used in) Financing Activities	55,000	50,000
Cash at the beginning of period	12,691	-
Net Cash increase (decrease) for period	(6,888)	12,691
Cash at end of period	5,802	12,691

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	**$ Amount**			
Beginning Balance at 5/4/2021 (Inception)	4,500	10	49,990	-	50,000
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(50,793)	(50,793)
Ending Balance 12/31/2021	4,500	10	49,990	(50,793)	(793)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	55,000	-	55,000
Net Income (Loss)	-	-	-	(78,246)	(78,246)
Ending Balance 12/31/2022	4,500	10	104,990	(129,039)	(24,039)

Sensory Health Incorporated
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sensory Health Incorporated ("the Company") was formed in Texas on May 4th, 2021. The Company earns revenue through a combination of professional services - working with medical clinics to become sensory-friendly, subscription revenue - through a listing directory of sensory-friendly healthcare providers, and product development of sensory adaptations geared for medical environments. The Company's headquarters is in Dallas, Texas. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from professional services conducted within the medical environment. The Company's primary performance obligation is the completion of professional training and sensory integration services. Revenue is recognized at the completion of these services, and the payment terms are generally net-15 to net-30.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2021 and 2022, the founder personally paid for some of the Company's operating expenses. This payable bears no interest rate, is due upon demand, and had a respective ending balance of $5,325 and $9,825 as of December 31, 2021 and 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Founder	9,825	0%	Upon Demand	9,825	-	9,825	-	5,325	-	5,325	-
Total				**9,825**	**-**	**9,825**	**-**	**5,325**	**-**	**5,325**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	9,285
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000 shares of Common Stock with a par value of $0.01 per share. 4,500 shares were issued and outstanding as of December 31, 2021 and 2022.

Voting: Common Stockholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Company Summary



MicroVentures



Company: Sensory Health

Market: Health Tech

Product: Sensory-adapted environments for healthcare offices and clinics

Company Highlights

- Contracted by the Delta Dental Foundation to work with Federally Qualified Health Center (FQHC) Dental Clinics, performing environmental interventions and delivering sensory-integrated training modules
- Built its first sensory-adapted environment in a behavioral health unit at Orange Grove Center in Chattanooga, Tennessee
- Partnered with the American Association of Multi-Sensory Environments to deliver specialized sensory needs training for participating clinics part of the Delta Dental Foundation
- Selected by the NYU Dental School to give training to New York-based dental school professors and staff to help them understand effective methods to deliver dental care to individuals with disabilities

WHY IT'S INTERESTING

How often do you go to a doctor? Chances are you've made a visit at least once, potentially multiple times, within the last year. In 2021, an average of 267.1 doctor visits were made per 100 persons, indicating that many individuals took multiple trips during the year.[i] While a visit to the doctor may be an ordinary experience for some, many difficulties including cost and potential discomfort may lead people to avoid making these visits. For example, nearly 1 in 4 Americans reported they skipped a medical visit because of the cost of care.[ii] These results can be amplified for patients with intellectual and developmental disabilities (IDDs) and sensory processing issues. According to the National Council on Disability, individuals with disabilities may "utilize the healthcare system for disease management instead of disease prevention and can view the healthcare system as a source of potential harm."[iii] Furthermore, some healthcare providers may even deny access to care[iv] and patients with disabilities may experience higher cost of care[v] and face medical environments that could result in unequitable outcomes.

Sensory Health is aiming to make healthcare more equitable for everyone, regardless of limitations, by revolutionizing the way patients with IDDs and sensory processing difficulties receive medical treatment. It's doing this by transforming healthcare spaces to become sensory-adapted environments through the installation of tactile, visual, and auditory stimuli designed to help improve healthcare access and outcomes of patients with sensory needs. In addition to sensory adaptation services, Sensory Health trains care providers on how to deliver care to its patients who have sensory needs. Combined with its eDirectory, a product in development that is intended to serve as a care provider search engine for individuals with sensory needs and care providers, Sensory

Health is attempting to make access to healthcare and healthcare outcomes better for patients with IDDs.

Led by Ben Hudson, a business consultant, CPA, entrepreneur, and advocate for individuals with sensory needs, the company has already begun turning healthcare clinics into sensory-adapted environments, where care is delivered by trained providers ready to serve all of their patients' needs. In particular, it is currently working with the Delta Dental Foundation to deliver sensory training, implement environment adaptions, and design process improvements to dentistry organizations in partnership with the American Association of Multi-Sensory Environments (AAMSE.)

Additionally, the company built a sensory room at the Orange Grove Center, a non-profit organization that serves approximately 1,000 adults and children with IDDs and was selected as one of seven trainers to participate in NYU Dental's "Unit Zero" program. The program seeks to train other New York-based dental professors and students on equitable dental care, and was held over three weekends in the fall of 2022, with plans to continue the program in 2023. [vi] Sensory Health is seeking capital to build out its team and to develop its eDirectory.

Pitch Deck

EXECUTIVE SNAPSHOT

Founded in 2021, Sensory Health is helping to build a network of sensory-friendly healthcare clinics for individuals with intellectual and developmental disabilities (IDD). Since people with IDD may be sensitive to their surroundings, the company aims to make healthcare more equitable by providing support for patients who may encounter difficulties accessing healthcare that should provide necessary comfort for individuals with sensory needs. In its effort to transform healthcare in this way, Sensory Health assists organizations in converting their medical settings into sensory-adapted environments through inexpensive adjustments such as white noise machines, adjustable LED lights, and fidget toys.



Moreover, to help ensure those with sensory processing difficulties can discover providers which meet their sensory needs, the company is developing an eDirectory of Sensory Health Certified providers. Sensory Health has utilized its expertise in IDD needs at healthcare clinics like Delta Dental Foundation, Orange Grove Center, and New York University, providing sensory training sessions, environment adaptation support, and process improvements for the clinics.


Opportunity

According to the National Library of Medicine, approximately five to 16% of the general population possess symptoms associated with sensory processing challenges. With estimates coming in higher for individuals with clinical issues such as autism spectrum disorder (ASD) and attention deficit hyperactivity disorder (ADHD).[vii] As a result, anywhere from 16 to 54 million people in the U.S. alone may benefit from sensory-friendly environments. While many companies have begun to adapt accommodations for people with sensory needs,[viii] some care providers, including dentists, may not be adequately trained or able to accommodate individuals with disabilities, including those with sensory needs.[ix] This results in sensory challenged individuals facing health barriers that often may cost more and produce worse outcomes.[x] For example, a study found that general dentists only accept approximately 33% of autistic adults and 40% of autistic children. However, dentists reported that if they felt their education prepared them well, they would be more likely to accept patients with special accommodations.[xi] This inequity may be reaching an inflection point. In 2019, the Council on Dental Accreditation voted to require all dental schools in the U.S. to train their students on treating patients with IDDs.[xii]

Sensory Health is aiming to remove the healthcare barriers faced by neurodiverse patients in medical and dental clinics by providing training to healthcare practitioners and students and transforming environments (medical rooms and entire offices) to be more sensory friendly. In partnership with experts in the fields of developmental disabilities and multi-sensory environments, Sensory Health is developing a training and certification process to help ensure that providers can meet the needs of its patient pool. Upon certification, providers can be added to the company's national network of sensory-friendly certified providers via an eDirectory. The company's goal is to provide training to support confidence, low-cost implementations to protect provider margins, and curate long-term patient – provider relationships, helping to enable a safe and empowering experience for people for with sensory needs.

Product

Sensory Health's services currently include transforming healthcare clinics' rooms into sensory-adapted environments and training healthcare providers on how to best care for their IDD patients. In order to further support individuals with sensory needs, Sensory Health is developing an eDirectory that can be used to search for Sensory Health Certified healthcare practitioners that cater to specific sensory needs. Altogether, its services and products are designed to make adequate care more accessible and effective.

Sensory-Adapted Environments

We all have different sensory preferences, some of which are not as sensitive to sensory stimuli compared to others. However, individuals with IDD who have sensory processing issues may be more reactive to an unpleasant sound or bright lights, which may be frequently encountered when visiting the doctor's office. Sensory Health's sensory-adapted environments are designed to mitigate these negative sensory stimuli while increasing positive stimuli, including the use of galaxy projectors, fidget toys, and rope lights hanging from the ceiling that can help improve the healthcare experience for those with sensory processing issues.

Videos of sensory-adapted room



Training and Professional Development

In partnership with the American Association of Multi-Sensory Environments (AAMSE), Sensory Health offers trainings across a variety of settings. Its current areas of focus include classrooms, dental and medical practices, memory care facilities, and behavioral health practices. The company's training program was designed to help ensure that attendees understand the following core concepts:

- How sensory processing challenges could impact interaction with environments
- Best practices for supporting individuals with sensory needs in their service area
- How sensory environments support SEL and adaptive learning
- Why sensory accommodations can benefit **all** patients, not just those with explicit challenges



What Is Sensory Processing?
People may have differences at any stage of sensory processing
1 Stimulus
2 Sensory Transduction
3 Peripheral Nervous System
4 Central Nervous System
Signal processing/meaning assignment
Emotional response and regulation
5 Behavior
Altered in autism spectrum disorder and often altered in developmental disabilities
Constable 2022, Frontiers in Neuroscience
Chien 2020, Neurology
Habata 2021, Translational Psychiatry
Altered in ADHD
Constable 2022, Frontiers in Neuroscience
Samea 2019, Neurosci Biobehav Rev
Altered in PTSD and other anxiety disorders
Seligowski 2019, Depression and Anxiety
Kunimatsu 2019, J Magn Reson Imaging

Sample slide from Sensory Health's Unit Zero Program presentation at NYU

Overall, Sensory Health aims for process improvement within the healthcare space. Through its training and certification process, the company is striving to prepare providers and support them in better understanding sensory patients via learning best practices for providing care. Sensory Health considers a process to be improved when the following criteria are met:



MicroVentures

Patient Records

- Sensory needs given same priority as allergies and medication history
- Successful interventions noted to improve future appointments

Sensory Officer

- Similar to HIPAA officer
- Responsible for overseeing sensory interventions and ensuring processes are maintained
- Clinic point of contact for Sensory Health

Pre-Appointment Materials

- Develop Social Stories for clinics, helping patients set expectations
- Enable patients and caretakers to provide office appointment details electronically, reducing waiting room times

Provider Certifications

Sensory Health offers sensory-friendly certifications to providers that implement the following set of requirements in their facilities:

Environment

- At least one sensory-adapted exam room
- Sensory-adapted waiting room or alternative entry
- Variety of interactive options available to patients

Process Changes

- Sensory accommodation needs included in patient record
- Identified Sensory Officer within clinic
- Pre- and post-appointment information to ensure clear expectations

The certification process helps give patients and their support network direction when searching for medical providers and supports providers by giving patients clear expectations.

Provider Directory

Upon certification, Sensory Health anticipates providing clinics with the opportunity to be listed on its eDirectory, the Sensory Health Provider Directory. The eDirectory's design plans to help patients access the environment of providers' rooms, access sensory profile information, and directly schedule appointments with their preferred



care provider. Additionally, Sensory Health plans on creating pre-appointment content for each clinic listed on the directory, which is expected to include:

- **Social Stories –** An eight to 10 photographic walkthrough of the clinic, giving patients an expectation before arriving of what they will see and who they will meet
- **Sensory Profile Tracking –** Enables patients and caretakers to give provider advanced notice of a patient's sensory needs



Use of Proceeds

If Sensory Health raises the minimum ($25,000) or the maximum ($350,000) offering amount, it intends to use the proceeds as follows:



Percentages are rounded to the nearest whole percent

- **Intermediary Fees:** Fees paid to the intermediary in this offering
- **Outstanding Liabilities:** Repayment of current liabilities owed to various creditors
- **Working Capital:** Miscellaneous operating capital, including the salary of Erin Beal (current contractor)
- **Inventory:** Bulk purchasing of sensory equipment (lights, fidget toys, etc.)
- **Business Development:** Costs associated with travel to visit clients and attend conferences



- **Software Development:** Costs associated with building the eDirectory (Sensory Health Provider Director)
- **Web Development:** Website maintenance and improvement expenses
- **New Hires:** Build out of the customer success team (customer acquisition and installation crew)

Product Roadmap

Beyond the work it does on the clinical side, Sensory Health is aiming to ultimately connect patients with sensory needs and Sensory Health Certified care providers. Its primary focus in meeting this goal is building out an eDirectory that patients and caregivers of those with sensory needs can use to find healthcare providers that meet specific visual, auditory, and tactile preferences. For example, Sensory Health envisions caregivers using the eDirectory to search for local, Sensory Health Certified dentist offices that cater to patients who are attentive in low light, quiet rooms.

The following is its expected eDirectory launch timeline and milestone goals:



Initial Launch (7/1/23)
• 100+ Listings
• Sortable by specialty/location
• Minimal accommodation information
• No Cost
Day 120
• 10 Certified Listings
• 150+ Total Listings
• Accommodation photos
Day 180
• 20 Certified Listings
• 250+ Total Listings
• Ability to schedule with paid listings, certified and non
Day 270
• 40 Certified Listings
• 350+ Total Listings
• Integration with OtisHealth patient care plan records
Day 360
• 60 Certified Listings
• 500+ Total Listings
• Recommendation feature based on sensory needs


Business Model

Sensory Health works directly with healthcare providers, delivering sensory-informed trainings, assessing the clinical environment, and installing environmental interventions. Its revenue model is split into two primary types: one-time and recurring. One-time costs include the initial certification and training, as well as the physical adjustments to the clinical space. Recurring costs include annual certification fees, as well as a monthly fee for listing on our directory. A detailed breakdown of its pricing model is seen as follows:

Certified Clinic One-Time and Recurring Fees	
One-Time Revenue:	
Sensory-Integrated Training	$100/attendee
Clinic Materials (Social Stories, etc.)	$750
Environmental Analysis and Recommendations	$1,500
Sensory Equipment	$750
Patient Record Integration	$1,000
Recurring Revenue:	
Directory Listing*	$75/month
Annual Re-certification	$1,000/year
Materials Updates	$250/year

Fees are based on a per location basis

USER TRACTION

After launching in 2021, Sensory Health began working with several organizations to promote equitable healthcare for patients with sensory needs.

- **Delta Dental Foundation:** The company is working with the Delta Dental Foundation to provide sensory intervention advisory services and process improvements to participating dental clinics. This work began in July 2022 alongside Sensory Health's partner AAMSE, which delivers multi-sensory training to care practitioners.
- **New York University (NYU):** Sensory Health was selected as one of seven trainers to deliver annual trainings to NYU's Unit Zero program. Unit Zero offers training to all dental school professors and staff in the State of New York. Three training sessions were delivered in the Fall of 2022.



- **Orange Grove Center (OGC):** Sensory Health built a small sensory room in OGC's Behavioral Health unit to study stress reduction impacts on staff and families. The company is also supporting OGC's efforts to become a "Sensory Center of Excellence" and is working with their medical and dental staffs on potential interventions.







HISTORICAL FINANCIALS

Sensory Health has generated $3,000 from the Delta Dental Foundation in August 2022 and over $6,500 in December 2022 for advising and educating participating Federally Qualified Health Centers (FQHCs) on treating patients with sensory needs and for providing sensory adapted material for a clinic in Jackson, Michigan. It has also completed pro-bono work with OGC and NYU and plans to continue marketing its training and sensory adapted environment services to bring in additional revenue. Going forward, the company views its eDirectory as a crucial component within its business model to help generate recurring revenue from potentially valuable network effects from this platform.

Since May 2021, the company has incurred over $150,000 of operating costs, most of which are attributed to personnel costs, which include contractor and consulting fees. These costs are mostly variable, which explains the dip in operating costs throughout Q2 2022. A monthly overview of its operating expenses and annual expense breakdowns can be seen below.







Operating expenses have not been offset by the nominal revenue generated thus far. In 2021 and 2022, the company reported net losses of just over $50,000 and $78,000, respectively. The company was averaging a monthly cash burn of approximately $5,150 in 2022 and had $5,350 of cash on hand as of March 2023. The founder and Highwire Ventures expect to fund operations as needed throughout this capital raise.

INDUSTRY AND MARKET ANALYSIS

Sensory Disabilities

According to the National Library of Medicine, approximately five to 16% of the general population have difficulties processing senses by either overreacting or underreacting to sensory information. Additionally, the estimates can be even higher for people with autism spectrum disorder and attention deficit hyperactivity disorder. As these difficulties affect the five senses of touch, sound, taste, smell, and light, they can have an adverse impact on everyday life. [xiii] Furthermore, the problems may complicate healthcare treatment. Patients with Intellectual and Development Disabilities (IDDs), like sensory system disorders, can have trouble accessing care[xiv] and face higher costs.[xv]

A new method for accommodating patients with sensory processing difficulties is incorporating sensory rooms to help stimulate the senses and reduce anxiety. According to Dataintelo, the global sensory rooms market is projected to grow at a compound annual growth rate of 9.5% from 2022 to 2030. Growth in the sector is primarily driven by the increasing awareness of sensory room benefits for education and rehabilitation purposes, a surge in construction and design firms offering services, and increased government funding for special needs education. The sensory rooms market can be split into Sensory Modulation and Sensory Integration rooms. Utilized in occupational and physical therapy, Modulation rooms are built with the goal of helping patients with special sensory needs adapt to their difficulties. Conversely, Integration rooms are designed to alleviate the anxiety of patients, with comfort and safety in mind.[xvi]

Venture Financing

Over the last 11 years, over $217 billion has been invested across 37,330 deals within the health tech industry. Venture capital activity, in terms of total capital invested, is trending higher for this industry and reached an 11-year peak of $55.26 billion in 2021. Additional venture capital activity highlights for the industry are as follows:[xvii]





- Median deal size has increased over the last two years (2022 and 2021), sitting just shy of $2 million per deal
- Total capital invested has increased at a reputable CAGR of 24.0% from 2017 to 2022
- Median post-money valuation for deals has increased since 2016, from $8.6 million to $21.8 million in 2022



Capital Invested and Deal Count in the Health Tech Industry, 2012 - 2022

Source: PitchBook Data, Inc.

COMPETITORS

Sensory Health believes it is one of a few companies to proactively create sensory-adapted environments within healthcare while offering the necessary training for staff to support patients with sensory needs. Along with the development of its eDirectory, Sensory Health is planning to create a unique platform that aims to increase equitable healthcare outcomes for those with sensory needs. While the company believes creating sensory-adapted environments, providing training to clinic staff, and developing an eDirectory for patients and patient guardians is unique, the following competitors share a similar mission by providing resources to those with sensory needs.



CertifiedAutismCenter.com: Started by the International Board of Credentialing and Continuing Education Standards (IBCCES), CertifiedAutismCenter is an online resource for autistic individuals and their families to find certified and trusted healthcare and education providers. Through the website, users can access a list of Certified Autism Centers™ (CACs), which are facilities or organizations that have at least 80% of their staff highly trained, equipped, and certified in the field of autism and other sensory disorders. IBCCES works closely with each CAC to ensure they have completed a customized training program for their staff and are equipped to provide a positive, welcoming, and comforting experience for children with sensory needs. The CertifiedAutismCenter website also has a curated list of IBCCES certified autism resources that families may access for additional support.[xviii]





Star Institute: Formed in 2016, Star Institute provides treatment, education, and research for children, adolescents, and adults with sensory processing disorder. For education, Star Institute offers online courses, symposiums, and advanced mentorships for therapists, educators, and physicians. Through these educational opportunities, professionals learn about SPD from experts across the globe. The organization publishes its research findings on its website for users to view, along with a list of other SPD resources. For treatment, the organization leverages an individualized and customized "burst" therapy model, meaning patients meet with clinical experts three to five times per week. Star Institute claims that this model is more effective in treating sensory issues than traditional methods.[xix] According to the organization, nearly 13,000 parents and professionals have attended its SPD focuses educational events since inception.[xx]



KultureCity: Founded in 2013, KultureCity is a non-profit organization with a mission to make environments more inclusive for people with autism and other sensory disorders. The organization offers a variety of programs and products including Sensory Inclusive™ certifications to help businesses become more inclusive, sensory bags filled with items to decrease sensory overload, and sensory activated vehicles designed to bring sensory environments to events that lack the physical space for a dedicated sensory room. KultureCity has partnered with AEW, Carnival Cruises, Puro Sound Labs, and more to provide additional environments and products to people struggling with sensory disorders. For example, the organization partnered with Carnival to make it the first Sensory Inclusive™ cruise line.[xxi] According to KultureCity, it's made over 550 locations across the U.S. sensory certified through its training, sensory bags, and other offerings.[xxii]



Elemy: Founded in 2019, Elemy works with clinicians and corporations to provide childhood behavioral and mental healthcare for children. The company started out by providing autism care and has since expanded into developmental, attention behavior, anxiety, and mood disorders like ADHD, OCD, depression, and more. Through its platform, parents can connect with clinicians who create customized treatment plans that can be administered both online and in-home. The company also leverages data to measure efficacy and inform the evolution of both individual treatment plans and broader clinical strategies. In 2021, the company raised $219 million in Series B funding led by Softbank Vision Fund 2, with participation from other investors including Amity Ventures and Whale Rock Capital. The round valued the company at $1.15 billion and proceeds are being used to hire more staff and expand its geographical footprint.[xxiii]

EXECUTIVE TEAM



Ben Hudson, CEO and Co-Founder: Ben Hudson co-founded Sensory Health in 2021 and has served as CEO since inception. In addition to his role at Sensory Health, Hudson also serves as a Senior Partner at Highwire Ventures. Prior to founding Sensory Health, he spent over two years as a Special Projects Accounting Manager at STG Logistics, an integrated logistics solution company. Before that, he spent nearly three and a half years as a Manager at Riveron, a business advisory firm that specializes in accounting, financing, technology, and operations. Hudson has also held accountant roles at companies such as Stratford Land and Palette Investment Company. Hudson is a certified CPA and holds a BS in Accounting from The University of Texas at Dallas.





Richard Margolin, Co-Founder: Richard Margolin co-founded Sensory Health alongside Ben in 2021 and provides business development opportunities for the company. Margolin is currently the CEO of RoboKind, a social-emotional learning platform that leverages robots to help students with autism. Margolin founded RoboKind in 2011 and has also served as Director of Engineering and CTO of the company. In addition to his role at RoboKind, he also serves as a Senior Partner at Highwire Ventures and is a Board Member for Orchatect. Margolin has also held multiple engineering, research, and founder roles in the past. He holds a degree in Neuroscience from Trinity College-Hartford and a degree in Mechanical Engineering from The University of Texas at Arlington.



Erin Beal, Communications and Sensory Design Contractor: Erin Beal joined Sensory Health in August 2022 and manages client communications and overall sensory design of clients' rooms. After being diagnosed with autism spectrum disorder at the age of 30, Beal became an advocate for autism awareness. In 2020, she opened the Autism Wellness Center of Southwest Michigan, a sensory-modulated fitness studio. Then, in 2022 she published a children's book called "I Am Enough: Little 1's Journey" that's aimed at helping kids who feel different. Beal has also held several communication roles at organizations including Grand Rapids Public Museum, Western Michigan University, and Vanderbilt University. She holds a BA in Rhetoric and Composition from Western Michigan University and is working towards a Master's in Developmental Disabilities at Columbia University.

PAST FINANCING

The company has not raised any outside funding to date.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $350,000
Discount Rate: 20%
Valuation Cap: $3.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There



will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Inability to maintain strategic relationships with its current healthcare partners and its primary customer Delta Dental Foundation,
- Inability to perform in-person sensory adaptation work in the event of potential future lockdowns related to a pandemic, specifically COVID-19,
- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,



- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.cdc.gov/nchs/fastats/physician-visits.htm
[ii] https://www.cnbc.com/2020/03/11/nearly-1-in-4-americans-are-skipping-medical-care-because-of-the-cost.html
[iii] https://ncd.gov/sites/default/files/NCD_Health_Equity_Framework.pdf
[iv] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7795681/
[v] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4173221/
[vi] https://dental.nyu.edu/patientcare/ohcpd/unit-zero.html
[vii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5733937/ - :~:text=Current estimates indicate that 5,(ADHD)%5B4%5D.
[viii] https://www.linkedin.com/pulse/how-employers-can-help-create-autism-friendly-/
[ix] https://www.nytimes.com/2019/05/02/well/live/special-needs-dentist-nyu.html
[x] https://calmatters.org/health/2022/05/special-needs-dental-patients/
[xi] https://onlinelibrary.wiley.com/doi/full/10.1111/scd.12583 - :~:text=A questionnaire study from the,of support for autistic adults.
[xii] https://www.dentistrytoday.com/dental-schools-now-required-to-train-students-to-treat-the-disabled/
[xiii] https://pubmed.ncbi.nlm.nih.gov/24179836/
[xiv] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7795681/
[xv] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4173221/
[xvi] https://dataintelo.com/report/global-sensory-rooms-market/
[xvii] Pitchbook Data, Downloaded February 22, 2023
[xviii] https://certifiedautismcenter.com/
[xix] https://sensoryhealth.org/
[xx] https://sensoryhealth.org/
[xxi] https://www.kulturecity.org/carnival/
[xxii] https://www.kulturecity.org/sensory-inclusive/
[xxiii] https://www.mobihealthnews.com/news/digital-autism-care-startup-elemy-scores-unicorn-status-219-million-series-b

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Sensory Health Incorporated
1412 Kings Hwy
Dallas, TX 75208

Ladies and Gentlemen:

The undersigned understands that Sensory Health Incorporated, a corporation organized under the laws of Texas (the "Company"), is offering up to $350,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated May 1, 2023 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 21, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other

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representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Sensory Health Incorporated 1412 Kings Hwy Dallas, TX 75208 Attention: Ben Hudson
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
 Name: |

| **PURCHASER (if an entity):** |
| _____
 Legal Name of Entity

 By_____
 Name:
 Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Sensory Health Incorporated** |
| By_____
 Name:
 Title: |

EXHIBIT D

Crowd Note

Sensory Health Incorporated

CROWD NOTE

FOR VALUE RECEIVED, Sensory Health Incorporated, a Texas corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.5 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is August 21, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $350,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

   ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent,

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enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

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f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

Removing healthcare barriers for neurodiverse patients



sensoryhealth

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Healthcare Inequity

Roughly one in six people are impacted by sensory issues[1]



Individuals with autism, ADHD, Anxiety, and PTSD frequently have sensory needs[2]

These patients may face hostile medical environments which may not support equitable outcomes






Individuals with intellectual and developmental disabilities (IDD) can face significant healthcare barriers and may suffer higher costs.[3] These patients typically have profound sensory processing difficulties.[4]

Approximately **40%** of IDD patients who visit an emergency department return within a week of discharge.[5]

Only **40%** of general dentists report being willing to work with autistic patients.[6]

The National Council for Disabilities 2022 Health Equity framework states a need for *"mandatory national guidelines regarding the need for medical offices, clinics, and hospitals to adopt 'sensory friendly' environments to assist patients with sensory processing disorders".[7]*







What are Sensory Needs?

 Everybody has sensory preferences. We all attempt to organize our lives in keeping with those preferences and feel more comfortable when our environments are accommodating.

 When most people encounter a negative sensory input, they are able to self-regulate or remove themselves from the triggering situation.

 However, not everybody processes sensory inputs in the same way. For people with sensory processing issues, an unpleasant input, like sound, may cause physical pain. For these individuals, the sensory inputs in a medical office can be hostile and present a barrier to effective care.

 Intentional environmental stimuli help desensitize the individual and give them a sense of agency in their surroundings.

Removing Barriers



Sensory-Adapted Provider Certification	+	**Sensory-Integrated Training Programs**	=	**Improved Outcomes, Reduced Cost**
Remove burden of research from patients and caretakers		Give providers foundational knowledge of sensory issues		More care can be provided in an office setting
Ensures providers have greater level of comfort and training in advance of seeing patients		Empower providers to incorporate new techniques		Reduce need for sedation and emergency departments referrals
Develop online directory of certified providers to further streamline care		Maintain best practices through ongoing data-informed research		Give patients a medical home





Certification Requirements

Environment



- At least one sensory-adapted exam room

- Sensory-adapted waiting room or alternative entry

- Variety of interactive options available to patient

Process Changes



- Sensory profile included in patient record

- Identified Sensory Officer within clinic

- Pre- and post-appointment information to help ensure clear expectations



What does "sensory-adapted" mean?



Research shows reduced anxiety when sensory interventions are used in medical settings[8]

We create a sensory-adapted environment through inexpensive and easy-to-use interventions

Example Interventions

 Adjustable LED lights instead of fluorescents

 Indirect lighting

 Ambient/white noise machine

 Tactile fidget toys

 Weighted blanket/ x-ray vest

Training and Professional Development

Sensory Needs

- What are sensory needs and how do they manifest?
- How do different sensory profiles dictate best practices for treatment?
- How do sensory triggers disrupt care and cause trauma to patient and provider?

Sensory Integration

- How do we create a more accommodating environment?
- How does the environment support the patient and the staff?
- How can we ensure that each patient's sensory profile is understood and respected?



Where's your family learning zone?
Sensory Needs Farther from Agreement
Sensory Needs Closer to Agreement
Sensory Sensitives
Sensory Seekers
Learning Zone
Sensory Avoiders
Sensory Bystanders
Predictable Behavior Patterns
Surprising Behavior Patterns

Preparing for a training with the Orange Grove Center's Behavioral Health unit in May 2022

Process Improvement

Patient Records



Sensory needs given same priority as allergies and medication history

Successful interventions noted to help improve future appointments

Sensory Officer



Similar to HIPAA officer

Responsible for overseeing sensory interventions and ensuring processes are maintained

Clinic point of contact for Sensory Health

Pre-Appointment Materials



Develop Social Stories for clinics, helping patients set expectations

Enable patients and caretakers to provide office with appointment details electronically, reducing waiting room time

Value to Providers

Providers have not received adequate training when providing care to patients with disabilities.[9]

Sensory Health helps prepare providers and supports them in better understanding these patients and learning best practices for providing care.

We help build the foundation, with the goal of eliminating the unknowns and empower providers to feel confident in helping their patients.



Training supports confidence in delivering care



Low implementation cost helps protect provider margins



Long-term patient relationships --> Medical Home



Environmental changes can benefit all patients and staff members

Traction

Delta Dental Foundation



The Foundation sponsors Federally Qualified Health Centers seeking to offer better disability dentistry.

Sensory Health provides trainings, sensory intervention support and installation, and process improvements to participating clinics via Foundation funding.

Orange Grove Center (OGC)



Sensory Health built a small sensory room in OGC's Behavioral Health unit to study stress reduction impacts on staff and families.

We are also supporting OGC in their efforts to become a "Sensory Center of Excellence" and are working with their medical and dental staffs on possible interventions.

New York University



NYU's Unit Zero program offers training to all dental school professors and staff in the state of New York by bringing together experts in various aspects of disability dentistry.

Sensory Health was one of five trainers selected by NYU to deliver training sessions.[10]

Product Roadmap - Sensory Health Provider Directory

Clinics certified as sensory-adapted can be listed on our Provider Directory. The certification process gives patients and their support network direction when searching for medical providers and supports providers by giving patients clear expectations.


sensoryhealth
List with Us
Sign In
Home
Listings
Contact us
Sensory Friendly Healthcare Starts Here
What are you looking for?
Where?
Search

Patients will be able to see what environmental changes have been made, provide sensory profile information, and schedule appointments from the directory.

Pre-appointment content built by Sensory Health for each clinic is designed to include:

- Social Stories
  - An 8-10 photographic walkthrough of the clinic, giving the patient an expectation before arriving of what they will see and who they will meet
  - Similar overviews of various procedures, such as tooth cleaning and cavity drilling
- Sensory Profile tracking
  - Enable patients and caretakers to give provider advanced notice of patient's sensory needs

Pricing Model – Medical and Dental Clinics

Certified Clinic One-Time and Recurring Fees	
One-Time Revenue:	
Sensory-Integrated Training	$100/attendee
Clinic Materials (Social Stories, etc.)	$750
Environmental Analysis and Recommendations	$1,500
Sensory Equipment	$750
Patient Record Integration	$1,000
Recurring Revenue:	
Directory Listing*	$75/month
Annual Re-certification	$1,000/year
Materials Updates	$250/year

*Fees are based on a per location basis

Initial Market Opportunity

Type	Estimated U.S. Count
Dental Clinics[11]	199,500
Primary Care Medical Clinics[12]	160,000
Urgent Care Clinics [13]	6,000
Hospitals[14]	6,000
Total Locations:	362,000

Use of Funds – If Maximum is Reached*



Key Spending Areas
- Expand training capabilities
- Build customer acquisition team
- Finalize MVP of directory build



34%

6%

5%

28%

6%

10%

9%

2%

- Intermediary Fees
- Business Development
- Outstanding Liabilities
- Software Development
- Working Capital
- Web Development
- Inventory
- New Hires

*Percentages are rounded to the nearest whole percent

Core Team

Ben Hudson
CEO, Director, Co-Founder



Ben is a CPA who has worked as a financial consultant since 2015. Working primarily with private-equity backed companies, Ben touched all stages of the corporate life cycle from inception to exit.

He has spoken on the importance of sensory-integrated dentistry at the Michigan Oral Health Coalition Annual Conference and the NYU Dental School and is slated to participate in the state of Tennessee's Clinical Consultation Network in early 2023.

Richard Margolin
Co-Founder



Richard is the co-founder and CEO of RoboKind, and over the past 13 years has developed some of the world's most recognizable facially expressive and socially interactive robots for use with autistic children in a K-12 environment.

An accomplished researcher, engineer, public speaker, and executive, Richard's mission is to make a positive impact by working to make technology and education exciting, accessible, and equitable for everyone

Erin Beal
Communications and Sensory Design



Erin is a marketing professional who began pursuing autism wellness advocacy after being diagnosed with Autism Spectrum Disorder at age 30.

In 2020, she opened the Autism Wellness Center of Southwest Michigan, a sensory-modulated fitness studio, and in 2022, she published a children's book, "I Am Enough: Little 1's Journey."

Erin is a Ukrainian-American and long-time Michigander. She is earning her Master's in Developmental Disabilities at Columbia University.

Board Members



Dr. Lisa Genecov, MD
Developmental/
Behavioral Pediatrician

Dr. Genecov is a private-practice counselor and active member of The American Academy of Pediatrics' Section on Developmental and Behavioral Pediatrics. A former developmental pediatrician who currently provides counseling services to children and their families, Dr. Genecov has been a tireless supporter of disability equity and healthcare through her involvement with numerous charities and foundations in North Texas.

Dr. Genecov brings a provider's background and insight to the Sensory Health team.



Barbara Vartanian
Director of Advocacy
and Policy Initiatives,
NYU Dental School

Barbie is a long-time advocate for patients with intellectual and developmental disabilities. Her experiences as the parent of an autistic son have led her to tirelessly push for better services and increased equity for IDD patients, especially in dental care.

In her role at NYU, Barbie is responsible for developing the Unit Zero program focused on providing disability dentistry training to dental school professionals in New York State.

Barbie previously led Project Accessible Oral Health and is involved with numerous non-profit organizations focused on IDD.

Sources

[1] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5733937/

[2] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5733937/

[3] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4173221/

[4] https://www.nichd.nih.gov/health/topics/idds/conditioninfo

[5] Repeat Emergency Department Visits for Individuals With Intellectual and Developmental Disabilities and Psychiatric Disorders; Durbin, A., Balogh, R., Lin, E., Wilton, A. S., Selick, A., Dobranowski, K. M., & Lunsky, Y. (2019)

[6] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7795681/

[7] https://ncd.gov/sites/default/files/NCD_Health_Equity_Framework.pdf

[8] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2980623/

[9] https://www.medrxiv.org/content/10.1101/2021.08.03.21261522v1.full

[10] https://dental.nyu.edu/patientcare/ohcpd/unit-zero.html

[11] https://www.ibisworld.com/united-states/market-research-reports/dentists-industry/

[12] https://www.ibisworld.com/united-states/market-research-reports/primary-care-doctors-industry/

[13] https://www.ibisworld.com/industry-statistics/number-of-businesses/urgent-care-centers-united-states/

[14] https://www.aha.org/statistics/fast-facts-us-hospitals

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.